February 22, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C.  20549-7010
Attn:  H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI Gulf Coast, Inc. Amendment No. 1 to Form S-4 File No. 333-163968 Filed January 20, 2010

Dear Mr. Schwall:

Set forth below are Energy XXI Gulf Coast, Inc., a Delaware corporation (the “Company”), responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 17, 2010, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed January 20, 2010, File No. 333-163968 (the “Registration Statement”).  For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

General

1.	Please provide updated financial statements. In addition, please update the disclosure provided at p. 84 under the caption, "Where You Can Find More Information."

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to provide updated financial information and updated disclosure on p. 84 under the caption, “Where You Can Find More Information.”

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

February 22, 2010   Page 2

2.	We note your response to our prior comment 1 from our letter dated January 13, 2010, and the revisions to your fee table. Please make conforming changes to you prospectus cover page.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Exhibit 5.2

3.
We re-issue our prior comment 4 from our letter dated January 13, 2010. Counsel's statements in the first and second paragraphs under the caption "Disclosure" appear to limit reliance by investors. For example, all investors in your notes are entitled to rely on the opinion. Such reliance should not be limited to participants in the exchange offer.

Response:  The Company respectfully acknowledges the Staff’s comment and has filed a revised Exhibit 5.2 to the Registration Statement which provides that all investors in our notes will be entitled to rely on this opinion.

Closing Comments

In connection with these responses, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 22, 2010   Page 3

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement to Mark Kelly at (713) 758-4592 or Ryan Tarkington at (713) 758-2871.

Very truly yours,

/s/ Vinson & Elkins LLP

Cc:                 David West Griffin, Energy XXI (Bermuda) Limited